REVELSTOKE INDUSTRIES, INC.
                               14977 - 21st Avenue
                     South Surrey, British Columbia, V4A 8G3
                                 (604) 329-9593



November 16, 2005


Via Facsimile: 202-772-9210


Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549


Re:      Revelstoke Industries, Inc. (the "Issuer")
         File No. 333-122862

Gentlemen:

     We hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same shall become effective as of 1:00 p.m. Eastern Standard time on November 18, 2005, or as soon thereafter as practicable.

     The Company in requesting said acceleration does hereby acknowledge:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




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November 16, 2005
Page Two



     The Company also confirms that they are aware of their respective responsibilities under the Securities and Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.

Very truly yours,

REVELSTOKE INDUSTRIES, INC.


By: /s/  Gordon C. McDougall
    -----------------------------------
         Gordon C. McDougall, President

cc:      Mark A. Robertson, Esq.